UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Ur-Energy Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

91688R108

(CUSIP Number)

July 29, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

CUSIP No. **91688R108**

1.	Names of Reporting Persons. **Segra Capital Management, LLC**	
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒	
3.	SEC Use Only	
4.	Citizenship or Place of Organization **Florida**	
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power **0**
	6.	Shared Voting Power **18,855,000**
	7.	Sole Dispositive Power **0**
	8.	Shared Dispositive Power **18,855,000**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person **18,855,000**	
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐	
11.	Percent of Class Represented by Amount in Row (9) **5.42 %**	
12.	Type of Reporting Person (See Instructions) **IA**	

CUSIP No. **91688R108**

1.	Names of Reporting Persons. **Segra Global Management, LLC**
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization **Florida**

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power **0**
	6.	Shared Voting Power **18,855,000**
	7.	Sole Dispositive Power **0**
	8.	Shared Dispositive Power **18,855,000**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person **18,855,000**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **5.42%**
12.	Type of Reporting Person (See Instructions) **HC, IA**

1.	Names of Reporting Persons. **Adam Rodman**		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒		
3.	SEC Use Only		
4.	Citizenship or Place of Organization **United States of America**		
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power **0**	
	6.	Shared Voting Power **18,855,000**	
	7.	Sole Dispositive Power **0**	
	8.	Shared Dispositive Power **18,855,000**	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person **18,855,000**		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) **5.42 %**		
12.	Type of Reporting Person (See Instructions) **IN, HC**		

CUSIP No. **91688R108**

1.	Names of Reporting Persons. **Segra Resource Partners, LP**		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒		
3.	SEC Use Only		
4.	Citizenship or Place of Organization **Cayman Islands**		
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power **0**	
	6.	Shared Voting Power **18,855,000**	
	7.	Sole Dispositive Power **0**	
	8.	Shared Dispositive Power **18,855,000**	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person **18,855,000**		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9) **5.42 %**		
12.	Type of Reporting Person (See Instructions) **PN**		

Item 1.

  (a) Name of Issuer

Ur-Energy Inc.

(b) Address of Issuer's Principal Executive Offices

10758 West Centennial Road, Suite 200
Littleton, CO 80127

Item 2.

(a) Name of Persons Filing

This statement is being jointly filed by and on behalf of each of Segra Capital Management, LLC, a Florida limited liability company ("Segra"), Segra Global Management, LLC (the "General Partner"), a Florida limited liability company, Segra Resource Partners, LP (the "Fund"), and Adam Rodman.

The Fund is the record and direct beneficial owner of the securities covered by this statement. Segra, as the investment adviser to the Fund, and the General Partner may be deemed to beneficially own the securities covered by this statement. Mr. Adam Rodman is the Managing Member of the Firm and the General Partner and may be deemed to beneficially own securities owned by the Fund.

The total number of shares owned consists of 18,855,000 shares of common stock.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b) Address of Principal Business Office or, if none, Residence.

250 Royal Palm Way, Suite 304, Palm Beach , FL 33480

(c) Citizenship

See Item 4 on the cover page(s) hereto.

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number
91688R108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)   ☐   A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)   ☐   A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d -1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non -U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_____

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b) Percent of class: See Item 11 on the cover page(s) hereto.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 07, 2024

Segra Capital Management, LLC

By: /s/ Michael Fabiano
_____

Name: Michael Fabiano

Title: COO, CFO, CCO

Segra Capital Management, LLC

By: **Segra Global Management, LLC**
Fund General Partner

By: /s/ Adam Rodman
_____

Name: Adam Rodman

Title: Managing Member of the General Partner

By: **Segra Resource Partners, LP**

By: /s/ Adam Rodman

Name: Adam Rodman

Title: Managing Member of the General Partner

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G, as amended, filed on August 07, 2024 by the reporting persons with the Securities and Exchange Commission).